Exhibit 4.8

Register of deeds no.
64 /2026 CB

Negotiated
to Bremen, on 16th February 2026
Before me, the signing notary
Christine Behrens
with its official seat in Bremen,

published today:

Mr. Matthias Bauer, born on 09.01.1980,
business address Güterstraße 6, 27777 Ganderkesee
acting hereafter

a) in its own name,

b) as Managing Director of LeMALe Beteiligungs-GmbH with registered office in Oldenburg (Oldenburg District Court HRB 213325),

UVZ-Nr.
64/2026 CB

Verhandelt
zu Bremen, am 16.02.2026
Vor mir, der unterzeichnenden Notarin
Christine Behrens
mit dem Amtssitz in Bremen,

erschien heute:

Herr Matthias Bauer, geboren am 09.01.1980,
geschäftsansässig Güterstraße 6, 27777 Ganderkesee,
handelnd wie folgt:

a) im eigenen Namen,

b) als Geschäftsführer der LeMALe Beteiligungs-GmbH
mit Sitz in Oldenburg,
eingetragen im Handelsregister des Amtsgerichts Oldenburg unter HRB 213325,

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business address: Güterstraße 6, 27777 Ganderkesee, Germany, authorized to act as sole representative and exempt from the restrictions of Section 181 of the German Civil Code (BGB), geschäftsansässig Güterstraße 6, 27777 Ganderkesee, Deutschland, alleinvertretungsberechtigt und von den Beschränkungen des § 181 BGB befreit,

c) as Managing Director of Regent Feinbau Adermann GmbH, Oldenburg (Oldenburg District Court HRB 141439), with sole power of representation and exempt from the restrictions of Section 181 of the German Civil Code (BGB),

c) als Geschäftsführer der Regent Feinbau Adermann GmbH
mit Sitz in Oldenburg,
eingetragen im Handelsregister des Amtsgerichts Oldenburg unter HRB 141439, alleinvertretungsberechtigt und von den Beschränkungen des § 181 BGB befreit,

d) as well as acting as an unauthorized representative for Mr. Chan Shui Lun located in Suite No. 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong,
hereinafter acting not in its own name, but as / for
Chief Financial Officer of Highway Holdings Limited (British Virgin Islands Company) with its principal executive office in Hong Kong.

subject to its approval, which shall be deemed to have been received by all parties upon receipt by the notary.

d) sowie als vollmachtloser Vertreter für Herrn Chan Shui Lun, geschäftsansässig Suite No. 1801, Level 18, Landmark North,
39 Lung Sum Avenue, Sheung Shui, New Territories, Hongkong,
handelnd nicht im eigenen Namen, sondern als
Chief Financial Officer der Highway Holdings Limited,
einer Gesellschaft nach dem Recht der British Virgin Islands, mit Hauptverwaltungssitz in Hongkong,

vorbehaltlich dessen Genehmigung, welche nach Eingang bei der Notarin allen Beteiligten als zugegangen gelten soll.

Those present identified themselves by presenting their valid identity documents.

Der Erschienene wies sich dem Notar durch Vorlage seines amtlichen Ausweisdokuments aus.

The notary asked those present whether he or one of the people professionally associated with him was or is active outside the notarial office in a matter

Der Notar fragte den Erschienenen, ob er oder eine mit ihm beruflich verbundene Person außerhalb des Notaramts in einer Angelegenheit tätig war oder ist,

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that is the subject of this notarization. This is a question of prior involvement within the meaning of § 3 Para. 1 No. 7 BeurkG. It was denied by the parties involved.

die Gegenstand dieser Beurkundung ist (§ 3 Abs. 1 Nr. 7 BeurkG).

Dies wurde von dem Erschienenen verneint.

Based on today's inspection of the electronic commercial register of the Oldenburg District Court HRB 213325, it is hereby certified that Mr. Matthias Bauer is authorized to represent LeMALe Beteiligungs-GmbH as a managing director with sole power of representation and exempt from the restrictions of Section 181 of the German Civil Code (BGB).

Aufgrund heutiger Einsichtnahme in das elektronische Handelsregister des Amtsgerichts Oldenburg zu HRB 213325 wird bestätigt, dass Herr Matthias Bauer als Geschäftsführer der LeMALe Beteiligungs-GmbH alleinvertretungsberechtigt und von den Beschränkungen des § 181 BGB befreit ist.

Based on today's inspection of the electronic commercial register of the Oldenburg District Court HRB 141439, it is hereby certified that Mr. Matthias Bauer is authorized to represent Regent Feinbau Adermann GmbH as a managing director with sole power of representation and exempt from the restrictions of Section 181 of the German Civil Code (BGB).

Aufgrund heutiger Einsichtnahme in das elektronische Handelsregister des Amtsgerichts Oldenburg zu HRB 141439 wird bestätigt, dass Herr Matthias Bauer als Geschäftsführer der Regent Feinbau Adermann GmbH alleinvertretungsberechtigt und von den Beschränkungen des § 181 BGB befreit ist.

The representation relationships of Highway Holdings Limited are set out in the attached extract from the register (Attachment 1).

Die Vertretungsverhältnisse der Highway Holdings Limited ergeben sich aus dem beigefügten Registerauszug (Anlage 1).

At the request of those present, acting as stated, I certify the following in accordance with ~~their~~ his declarations:

Auf Antrag des Erschienenen, handelnd wie angegeben, beurkunde ich nachfolgend gemäß ~~ihren~~ seinen Erklärungen:

28 geändert
Notarin

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Part A
Sale and assignment of shares
I. Legal Situation

1. LeMALe Beteiligungs-GmbH holds 100% of the shares in the share capital of Regent-Feinbau Adermann GmbH, based in Oldenburg, entered in the commercial register of the Oldenburg District Court under HRB 141439, in the amount of EUR 25,000.00, according to the list of shareholders recorded in the commercial register as of [5th February 2026].

Teil A
Kauf und Abtretung von Geschäftsanteilen
I. Rechtliche Situation

1. Die LeMALe Beteiligungs-GmbH hält 100 % der Geschäftsanteile am Stammkapital der Regent Feinbau Adermann GmbH mit Sitz in Oldenburg, eingetragen im Handelsregister des Amtsgerichts Oldenburg unter HRB 141439, mit einem Stammkapital in Höhe von EUR 25.000,00, gemäß der zum Handelsregister eingereichten Gesellschafterliste in der zum [05. Februar 2026] aufgenommenen Fassung.

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2. The shares are reported to be fully paid up; according to the company's Articles of Association, there are no obligations to make additional contributions or ancillary payments.

2. Die Geschäftsanteile sind nach Angaben der Beteiligten vollständig eingezahlt; nach Maßgabe des Gesellschaftsvertrags bestehen keine Verpflichtungen zu Nachschüssen oder sonstigen Nebenleistungen.

II. Sale and assignment

II. Kauf und Abtretung

1. LeMALe Beteiligungs-GmbH - hereinafter referred to as the "Seller" - sells and assigns, subject to the condition precedent of full payment of the purchase price and the completion of the Transfer of Ownership, the share No. 2 (consisting of a payment amount of €612,000.00 and the transfer of shares worth €50,000.00, see Section III of the agreement) with a nominal value of EUR 12,750.00 (equivalent to 51.0%) - hereinafter referred to as the "Contractual Object" - with all rights and obligations to Highway Holdings Limited - hereinafter referred to as the "Purchaser", which accepts this assignment.

1. Die LeMALe Beteiligungs-GmbH – nachfolgend „Verkäuferin“ genannt – verkauft und tritt hiermit, aufschiebend bedingt durch die vollständige Zahlung des Kaufpreises (bestehend aus Zahlungsbetrag in Höhe von 612.000,00 € und Übertragung der Aktien in Höhe von 50.000,00 €, s. Ziffer III des Vertrages), den Geschäftsanteil Nr. 2 am Stammkapital der Regent Feinbau Adermann GmbH mit einem Nennbetrag von EUR 12.750,00, entsprechend 51,0 % des Stammkapitals - nachfolgend der „Vertragsgegenstand“, mit allen mit dem Geschäftsanteil verbundenen Rechten und Pflichten an die Highway Holdings Limited – nachfolgend „Käuferin“ genannt – ab. Die Käuferin nimmt diese Abtretung an.

The Seller undertakes to confirm in writing to the officiating notary immediately after receipt of payment that the purchase price has been paid in full.

Die Verkäuferin verpflichtet sich, dem beurkundenden Notar unverzüglich nach Eingang des Kaufpreises auf dem von der Verkäuferin benannten Konto schriftlich zu bestätigen, dass der Kaufpreis vollständig gezahlt wurde.

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The officiating notary is irrevocably instructed to file the updated list of shareholders (§ 40 GmbHG) with the competent registry court immediately upon receipt of the written confirmation from the Seller. 2. Inthe internal relationship, the real acquisition date is subject to fulfillment of the purchase price consideration. From this date, all rights and obligations arising from the sold share shall be deemed to have been transferred to the Purchaser in relation to the Seller. ill. Purchase price, consideration 1. The Purchaser must pay the Seller a purchase price of EUR 662,000.00 (in words: six hundred and sixty two thousand euros) in consideration. The purchase price is broken down as follows: Der beurkundende Notar wird hiermit unwiderruflich angewiesen, nach Zugang der schriftlichen Bestatigung der Verkduferin Uber den vollistandigen Zahlungseingang unverzuglich die aktualisierte Geselischafterliste gemaf § 40 GmbHG beim zustandigen Registergericht einzureichen. Im Innenverhaltnis der Vertragsparteien gilt der wirtschaftliche Ubergang des Geschéftsanteils mit dem Zeitpunkt als erfolgt, zu dem der Kaufpreis volistandig erbracht ist. 2. Ab diesem Zeitpunkt gelten samtliche mit dem verauBerten Geschaftsanteil verbundenen Rechte und Pflichten im Verhaltnis zwischen Verkduferin und Kauferin als auf die Kauferin ubergegangen. lll. Kaufpreis, Gegenleistung Die Kauferin verpflichtet sich, an die Verkauferin als Gegenleistung fur den Erwerb des Geschaftsanteils einen Kaufpreis in HGhe von EUR 662.000,00 (in Worten: sechshundertzweiundsechzigtausend Euro) zu zahlen. 1. Der Kaufpreis setzt sich wie folgt zusammen: Seite 6 von 25

An amount of EUR 612,000.00 is due for payment on [28 February 2026] and is to be transferred free of charge to a designated bank account of LeMALe Beteiligungs-GmbH, Oldenburg.

Von dem Kaufpreis ist ein Betrag in Höhe von EUR 612.000,00
fällig am [28. Februar 2026]
und auf ein von der Verkäuferin benanntes Bankkonto der
LeMALe Beteiligungs-GmbH mit Sitz in Oldenburg
spesen- und kostenfrei zu überweisen.

The notary has explained the ban on cash payments in accordance with § 17 BNotO. The Purchaser and Seller undertake to each other and to the notary to provide the notary with evidence of the non-cash payment of the purchase price by submitting corresponding account statements.

Der Notar hat die Erschienenen auf das Verbot von Barzahlungen gemäß § 17 BNotO hingewiesen.

Die Käuferin und die Verkäuferin verpflichten sich gegenüber dem Notar und einander, dem Notar den unbaren Zahlungsvorgang durch geeignete Unterlagen, insbesondere durch Vorlage entsprechender Kontoauszüge oder Zahlungsbestätigungen, nachzuweisen.

The Purchaser hereby submits to the immediate enforcement of this deed due to this payment obligation. The enforcement clause may be issued at any time.

Die Käuferin unterwirft sich wegen der vorstehenden Kaufpreisverpflichtung der sofortigen Zwangsvollstreckung aus dieser Urkunde. Die Erteilung der vollstreckbaren Ausfertigung ist jederzeit zulässig.

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2. As further consideration, the buyer owes the seller an amount of EUR 50,000.00, which is to be paid by the buyer transferring a total of [45,000] restricted shares of Highway Holdings Ltd., tradable under the NASDAQ symbol "HIHO," to the seller by February 28, 2026.

The Seller undertakes not to sell the shares transferred to it before 31 March 2027. The Seller is aware that any disposal of the shares transferred to it must be notified to the Purchaser in advance and that the Purchaser's consent must be obtained prior to any disposal. Provided that all regulatory and stock corporation law requirements are met, the Purchaser is obliged to consent to the Seller's disposal request after 31 March 2027.

The Purchaser shall deliver the shares to a designated securities account of the Seller free of charge for the Seller.

2. Als weitere Gegenleistung schuldet die Käuferin der Verkäuferin einen Betrag in Höhe von EUR 50.000,00, der dadurch erbracht wird, dass die Käuferin insgesamt [45.000] gesperrte Aktien der Highway Holdings Ltd., handelbar unter dem NASDAQ-Kennzeichen „HIHO“, auf die Verkäuferin bis zum 28.02.2026 überträgt.

Der Verkäuferin ist bekannt, dass die übertragenen Aktien einer Verfügungsbeschränkung unterliegen. Die Verkäuferin verpflichtet sich, die ihr übertragenen Aktien vor dem 31. März 2027 nicht zu veräußern.
Jede Verfügung über die übertragenen Aktien bedarf der vorherigen Anzeige gegenüber der Käuferin sowie deren vorheriger Zustimmung.
Die Käuferin verpflichtet sich, unter der Voraussetzung, dass sämtliche anwendbaren kapitalmarkt-, börsen- und gesellschaftsrechtlichen Voraussetzungen erfüllt sind, ab dem 31. März 2027 einem Veräußerungswunsch der Verkäuferin ihre Zustimmung zu erteilen.

Die Käuferin verpflichtet sich, die Aktien spesen- und kostenfrei auf ein von der Verkäuferin benanntes Wertpapierdepot der Verkäuferin zu übertragen.

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IV. Guarantees of the Seller The Seller guarantees the following in the sense of a debt-independent, independent guarantee promise pursuant to Section 311 (1) BGB on the takeover date and at the time of signing the contract: iV. Garantien der Verkauferin Die Verkduferin Ubernimmt gegeniber der Kauferin die nachfolgenden Garantien im Sinne selbstandiger Garantieversprechen gemak § 311 Abs. 1 BGB, jeweils bezogen auf den Zeitpunkt der Unterzeichnung dieser Urkunde sowie den Zeitpunkt des wirtschaftlichen Ubergangs: Seite 9 von 25

1. The share to be transferred is his property and is paid in full. It is neither pledged nor attached nor otherwise encumbered with third-party rights. The Seller is authorized to dispose of the share without restriction.

1. Der zu übertragende Geschäftsanteil steht im Eigentum der Verkäuferin, ist vollständig eingezahlt und frei von Pfandrechten, Verpfändungen, Arresten oder sonstigen Rechten Dritter. Die Verkäuferin ist uneingeschränkt zur Verfügung über den Geschäftsanteil berechtigt.

2. There are no pre-emptive or other acquisition rights of third parties regarding the share.

2. An dem Geschäftsanteil bestehen keine Vorkaufs-, Erwerbs- oder sonstigen Bezugsrechte Dritter.

3. There are no silent partnership agreements, sub-participations or similar agreements with the company.

3. Es bestehen keine stillen Gesellschaften, Unterbeteiligungen oder vergleichbaren Rechtsverhältnisse an der Gesellschaft.

4. The annual financial statements as of 31 December 2024 (appendix 2) give a true and fair view of the net assets, financial position and results of operations of the company All recognizable risks, impairments and losses have been considered through sufficient write-downs, value adjustments and provisions.

4. Der Jahresabschluss der Gesellschaft zum 31. Dezember 2024 (Anlage 2) vermittelt ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Alle zum Bilanzstichtag erkennbaren Risiken, Wertminderungen und Verluste sind durch entsprechende Abschreibungen, Wertberichtigungen oder Rückstellungen berücksichtigt.

5. Apart from goods delivered and not yet paid for with retention of title, the company has unencumbered ownership of all items of property, plant and equipment and inventories listed in the annual financial statements as of 31 December 2024.

5. Mit Ausnahme von unter Eigentumsvorbehalt gelieferten und noch nicht vollständig bezahlten Waren ist die Gesellschaft Eigentümerin der im Jahresabschluss zum 31. Dezember 2024 ausgewiesenen Sachanlagen und Vorräte.

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The company has no liabilities other than those reported in the annual financial statements as of 31 December 2024 or covered by provisions. There are no other obligations to third parties. All contractually agreed conditions for loans received from credit institutions have been duly complied with. Any repayment obligations arising from such loans are duly disclosed in the annual financial statements as of 31 December 2024 and are being serviced in accordance with their terms. The company has been granted all public law authorizations and other third-party approvals required for the construction and operation of the buildings, facilities and other equipment used and for the long- term continuation of its business operations in the current manner. These permits and consents have not been challenged, withdrawn, revoked, otherwise cancelled or restricted, and there are no circumstances that could justify a challenge, cancellation or restriction. The business is conducted in compliance with all applicable laws, authorizations, consents and regulatory requirements, in particular the provisions prohibiting restrictive agreements and/or practices. Die Gesellschaft hat keine Verbindlichkeiten, die nicht im Jahresabschluss zum 31. Dezember 2024 ausgewiesen oder durch Rickstellungen abgedeckt sind. Daruber hinaus bestehen keine weiteren Verpflichtungen gegenuber Dritten. 6. 6. Samtliche vertraglichen Bedingungen aus von. Kreditinstituten gewdahrten 7. 7. Darlehen wurden eingehalten. Riickzahlungsverpflichtungen aus solchen Darlehen sind im Jahresabschiuss zum 31. Dezember 2024 ausgewiesen und werden vertragsgemalS bedient. Die Gesellschaft verflgt Uber samtliche Offentlich-rechtlichen Genehmigungen und sonstigen Zustimmungen, die fir den Betrieb ihres Unternehmens in der derzeitigen Form erforderlich sind. Diese Genehmigungen wurden nicht angefochten, widerrufen oder eingeschrankt, und es bestehen nach Kenntnis der Verkauferin keine Umstande, die eine solche Maf&nahme rechtfertigen k6nnten. Die Gesellschaft betreibt ihr Geschaft in Ubereinstimmung mit den anwendbaren gesetzlichen und regulatorischen Vorschriften. 8 8. Seite 11 von 25

10. 11. 12. 13. To the best of its knowledge and belief, the company has and has had adequate insurance cover in the past against all risks against which such companies are normally insured when exercising the due care of a prudent businessman. The company is not in arrears with any premium payments and there are no circumstances that call into question the existence of insurance cover. The company is not bound by any material contracts of the following types: pension commitments, collective labor agreements, company agreements, or commercial agency and distribution agreements, other than those disclosed in the annual financial statements as of 31 December 2024. There are no obligations from employee inventions, contracts relating to research and development or patent utilization. To the best of the Seller's knowledge and belief, the supply contracts concluded by the company are valid and uncancelled. The Seller is not aware of any defaults in these contracts. 10. 11. 12. 13. Nach Kenntnis der Verkauferin besteht ein' dem Unternehmensgegenstand entsprechender und branchendiblicher Versicherungsschutz. 9. 9. Die Gesellschaft ist nicht mit Versicherungspramien in Verzug, und es bestehen nach Kenntnis der Verkduferin keine Umstande, die den Bestand des Versicherungsschutzes gefahrden konnten. Die Gesellschaft ist nicht an wesentliche Vertrage der folgenden Art gebunden: Pensionszusagen, Tarifvertrage, Betriebsvereinbarungen sowie Handelsvertreter- oder Vertriebsvertrage, soweit solche nicht im Jahresabschluss zum 31. Dezember 2024 offengelegt sind. Es bestehen keine Verpflichtungen aus Arbeitnehmererfindungen, Forschungs- und Entwicklungsvertragen oder aus der Nutzung von Patenten. Nach Kenntnis der Verkduferin sind die von der Gesellschaft abgeschlossenen Liefervertrage wirksam und nicht gekundigt. Der Verkduferin sind keine wesentlichen Vertragsverletzungen bekannt. Seite 12 von 25

14. The company is not actively or passively involved in any legal proceedings before state courts or arbitration tribunals. Such proceedings have neither been threatened nor are they imminent.

14. Die Gesellschaft ist weder aktiv noch passiv Partei von Gerichts- oder Schiedsverfahren. Solche Verfahren wurden nach Kenntnis der Verkäuferin weder angedroht noch sind sie anhängig.

15. All the above regulations also apply, where appropriate, to equity investments or affiliated companies of the company. Country-specific legal regulations must be considered.

15. Soweit anwendbar, gelten die vorstehenden Garantien entsprechend für etwaige Beteiligungen oder verbundenen Unternehmen der Gesellschaft unter Berücksichtigung der jeweils einschlägigen landesspezifischen Rechtsvorschriften.

16. The Seller as a shareholder is not entitled to any shareholder loans from the company.

16. Der Verkäuferin stehen als Gesellschafterin keine Gesellschafterdarlehen gegen die Gesellschaft zu.

17. Finally, to the Seller's knowledge, the Seller has not intentionally withheld any information that is materially inconsistent with the representations and warranties expressly set out in this Agreement and that would reasonably be expected to have a material adverse effect on the company.

17. Nach Kenntnis der Verkäuferin wurden keine Umstände vorsätzlich verschwiegen, die im Widerspruch zu den vorstehenden Garantien stehen und die geeignet wären, die wirtschaftliche Lage der Gesellschaft wesentlich nachteilig zu beeinflussen.

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18. Finally, the Seller further guarantees that the purchase price agreed in this deed reflects the transfer of the shares in the company as a going concern, together with all assets and liabilities of the company as disclosed in the annual financial statements as of 31 December 2024.

For the avoidance of doubt, assets not owned by the company, including leased or rented machinery, customer-owned tools, and intellectual property or technical documentation owned by customers or third parties, are not included in the scope of the purchase price.

18. Der vereinbarte Kaufpreis bezieht sich auf den Erwerb der Geschäftsanteile an der Gesellschaft als fortgeführtes Unternehmen (going concern) einschließlich der im Jahresabschluss zum 31. Dezember 2024 ausgewiesenen Vermögenswerte und Verbindlichkeiten.

Nicht vom Kaufpreis umfasst sind Vermögensgegenstände, die nicht im Eigentum der Gesellschaft stehen, insbesondere geleaste oder gemietete Maschinen, kunden- oder drittseitig bereitgestellte Werkzeuge sowie geistiges Eigentum oder technische Unterlagen, die im Eigentum von Kunden oder sonstigen Dritten stehen.

V. Effects of tax assessments

1. If a legally binding tax assessment leads to an increase or reduction in the equity of the company shares sold at the transfer date, this has no influence on the purchase price.

V. Wirkungen von Steuerfestsetzungen

1. Führt ein bestandskräftiger Steuerbescheid zu einer Erhöhung oder Minderung des Eigenkapitals der zum Übertragungsstichtag veräußerten Geschäftsanteile, so bleibt dies ohne Einfluss auf den vereinbarten Kaufpreis.

VI. Confirmation of the Purchaser

1. The Purchaser confirms that it has conducted an initial due diligence at Regent Feinbau Adermann GmbH.

2. The initial due diligence was carried out by Purchaser's internal resources on the premises of Regent Feinbau Adermann GmbH on 1 and 2 September 2025.

VI. Bestätigungen der Käuferin

1. Die Käuferin bestätigt, dass sie bei der Regent Feinbau Adermann GmbH eine initiale Due-Diligence-Prüfung durchgeführt hat.

2. Die initiale Due-Diligence-Prüfung wurde durch interne Mitarbeiter der Käuferin in den Geschäftsräumen der Regent Feinbau Adermann GmbH am 1. und 2. September 2025 durchgeführt.

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The Purchaser confirms that no facts or circumstances have become known during the due diligence that could frustrate the purpose of the contract for the Purchaser and are therefore of material importance for the Purchaser's decision to purchase, as subsequently, the external valuer to be appointed by the Purchaser will carry out the valuation to determine the fair value, the goodwill and purchase price allocation for the Purchaser to be stated in the financial statements for the year ending 31 March 2026. The Purchaser's group auditor will also need to audit the financial statements for at least the past year under US- GAAP. This is necessary to verify the opening balances before they can be consolidated into the group accounts. The Seller shall provide reasonable assistance to the Purchaser in connection with group reporting and compliance requirements applicable to the Purchaser as a U.S. listed entity, to the extent such assistance is reasonably requested, lawful under German law and reasonably practicable. Nothing herein shall be construed as an independent guarantee or strict liability of the Seller for compliance with U.S. securities laws or US-GAAP. Die Kauferin bestatigt ferner, dass ihr im Rahmen der Due-Diligence-Priifung keine Tatsachen oder Umstdnde bekannt geworden sind, die den Vertragszweck aus Sicht der Kduferin vereiteln kénnten und daher fur ihre Kaufentscheidung von wesentlicher Bedeutung waren. 3. 3. Die Kauferin nimmt zur Kenntnis, dass die Bewertung der Gesellschaft, einschlieBlich der Ermittlung des beizulegenden Zeitwerts (fair value), eines etwaigen Geschdafts- oder Firmenwerts (goodwill) sowie der Kaufpreisallokation, durch einen von der Kauferin zu beauftragenden externen Bewerter erfolgen wird und in den Konzernabschluss der Kauferin fiir das am 31. Marz 2026 endende Geschéaftsjahr einflieBen soll. Der Konzernabschlussprufer der Kauferin wird eine Prufung nach US-GAAP fir mindestens das vorangegangene Geschaftsjahr durchfuhren, um die Anfangsbilanzwerte fur die Einbeziehung der Gesellschaft in den Konzernabschluss der Kauferin zu verifizieren. Die Verkauferin wird die Kauferin im angemessenen Umfang bei konzerninternen Reporting- und Compliance-Anforderungen unterstUtzen, soweit dies nach deutschem Recht zulassig und zumutbar ist. Eine eigenstandige Garantie oder verschuldensunabhangige Haftung der Verkduferin fur die Einhaltung US- rechtlicher Vorgaben oder US-GAAP- Anforderungen wird hierdurch nicht begrindet. Seite 15 von 25

The Seller shall not be liable for any Breach of a Guarantee, if and to the extent that: at the Signing Date, the relevant facts or circumstances (i) were known by Purchaser, or (ii) are fairly and accurately disclosed in this Agreement or during the initial due diligence on 1 and 2 September 2025 i.e., in a fashion that (i)the significance of the respective information disclosed could have reasonably been appreciated by the Purchaser and its advisors on the face of the respective document and without the need to make reference to another document, (ii) the degree of exposure resulting from the respective issue was in its materiality and its amount reasonably apparent from the information disclosed, and (iii) the disclosure was not misleading and from the information disclosed no omission of any information has been made which would have the effect that the significance of the information disclosed could not be reasonably appreciated by the Purchaser or was only disclosed in any other part of a document without reference to the respective issue. Die Verkauferin haftet nicht fur eine Verletzung einer Garantie, soweit und sofern: 4. 4. der Kauferin die betreffenden Tatsachen oder Umstande zum Zeitpunkt der Unterzeichnung dieser Urkunde bekannt waren, oder die betreffenden Tatsachen oder Umstande in dieser Urkunde oder im Rahmen der initialen Due-Diligence- Prufung am 1. und 2. September 2025 vollstandig und zutreffend offengelegt wurden, und zwar in einer Weise, dass (i) die Bedeutung der offengelegten Information fur die Kauferin und ihre Berater aus dem jeweiligen Dokument ohne Ruckgriff auf weitere Unterlagen erkennbar war, (ii) Art und Umfang des jeweiligen Risikos sowie dessen wirtschaftliche Tragweite aus der Offenlegung hinreichend ersichtlich waren, und (iii) die Offenlegung nicht irrefuhrend war und keine wesentlichen Informationen ausgelassen wurden, die dazu gefihrt hatten, dass die Bedeutung der offengelegten Information nicht angemessen erkannt werden konnte. Seite 16 von 25

5. The Purchaser authorizes Mr. Matthias Bauer as the Managing Director of the company, and the Purchaser confirms that it will not interfere with the normal course of management and operations of the company. However, any unusual practice outside the ordinary course of business, materially deviating from the approved annual business plan or budget, shall be discussed in good faith between the parties. Approval of the Purchaser shall only be required where such action would reasonably be expected to have a material adverse effect on the company.

The following transactions shall require approval of shareholders holding at least two-thirds (2/3) of the total share capital:

(a) Investments or expenditures exceeding EUR 40,000 per individual case;
(b) New loans or credit facilities;
(c) Appointment or dismissal of authorized signatories; and
(d) Long-term contracts (>12 months) with an annual value exceeding EUR 70,000.

5. Die Käuferin bestätigt die Bestellung von Herrn Matthias Bauer als Geschäftsführer der Gesellschaft.

Die Käuferin verpflichtet sich, nicht in die laufende Geschäftsführung und den ordentlichen Geschäftsbetrieb der Gesellschaft einzugreifen.

Maßnahmen außerhalb des gewöhnlichen Geschäftsbetriebs, die wesentlich vom genehmigten Jahresgeschäftsplan oder Budget abweichen, sind zwischen den Parteien in gutem Glauben zu erörtern. Die Zustimmung der Käuferin ist nur erforderlich, soweit eine solche Maßnahme nach vernünftiger kaufmännischer Beurteilung geeignet ist, eine wesentliche nachteilige Auswirkung auf die Gesellschaft zu haben.

Folgende Geschäfte bedürfen der Zustimmung von Gesellschaftern, die zusammen mindestens zwei Drittel (2/3) des Stammkapitals halten:

(a) Investitionen oder Ausgaben über 40.000 € pro Einzelfall;
(b) Aufnahme neuer Darlehen oder Kreditlinien;
(c) Bestellung oder Abberufung von Prokuristen;
(d) Abschluss langfristiger Verträge (> 12 Monate) mit einem jährlichen Volumen über 70.000 €.

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VII. Purchase option of the Seller

The Seller shall have the right to acquire an additional one percent (1%) of the shareholding in the company at the original transaction price, if the Purchaser intends to carry out any of the following actions:

(a) sell all or any part of its shareholding in the company to a third party;

(b) permanently close, shut down or relocate the company's operations;

(c) implement any capital measure that would result in a dilution of the Purchaser's shareholding; or

(d) take any action that would result in the Seller holding less than forty-nine percent (49%) of the voting rights in the company as compared to its shareholding immediately prior to such action.

The Purchaser shall notify the Seller in writing of any such intended action at least three (3) months in advance. During this notice period, the Purchaser shall not implement the intended action. The Seller may exercise the purchase option during this notice period by written notice. Upon such exercise, the Purchaser shall be obliged to transfer the relevant one percent (1%) shareholding to the Seller at the original transaction price and shall not be entitled to refuse such transfer.

If the Seller does not exercise the purchase option within the applicable

VII. Rückkaufsoption der Verkäuferin

Der Verkäuferin steht das Recht zu, einen weiteren Geschäftsanteil in Höhe von ein Prozent (1 %) des Stammkapitals der Gesellschaft zum ursprünglichen Transaktionspreis zu erwerben, sofern die Käuferin beabsichtigt, eine der folgenden Maßnahmen vorzunehmen:

(a) Veräußerung des gesamten oder eines Teils ihres Geschäftsanteils an der Gesellschaft an einen Dritten;

(b) dauerhafte Schließung, Einstellung oder Verlagerung des Geschäftsbetriebs der Gesellschaft;

(c) Durchführung einer Kapitalmaßnahme, die zu einer Verwässerung der Beteiligung der Käuferin an der Gesellschaft führen würde; oder

(d) Vornahme einer Maßnahme, die dazu führt, dass die Verkäuferin im Vergleich zu ihrer Beteiligung unmittelbar vor dieser Maßnahme weniger als neunundvierzig Prozent (49 %) der Stimmrechte an der Gesellschaft hält.

Die Käuferin verpflichtet sich, der Verkäuferin jede der vorstehend genannten beabsichtigten Maßnahmen mindestens drei (3) Monate im Voraus schriftlich anzuzeigen. Während dieser Frist darf die beabsichtigte Maßnahme nicht umgesetzt werden. Die Verkäuferin kann die Rückkaufsoption innerhalb der jeweiligen Anzeigefrist durch schriftliche Erklärung ausüben. Mit wirksamer Ausübung der Rückkaufsoption ist die Käuferin verpflichtet, den entsprechenden Geschäftsanteil in Höhe von ein Prozent (1 %) des Stammkapitals zum ursprünglichen Transaktionspreis auf die Verkäuferin zu übertragen. Ein Recht zur Verweigerung der Übertragung steht der Käuferin nicht zu.

Übt die Verkäuferin die Rückkaufsoption innerhalb der maßgeblichen Anzeigefrist nicht

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notice period, the purchase option shall aus, erlischt die Ruckkaufsoption lapse solely with respect to the intended ausschlieBlich in Bezug auf die konkret action notified by the Purchaser and angezeigte Maf&nahme. Die Ruckkaufsoption shall not constitute an ongoing stellt keine dauerhafte Beschrankung der restriction on the Purchaser. Kauferin dar. The parties acknowledge that this Die Parteien stellen klar, dass diese purchase option constitutes a limited, Ruckkaufsoption ein begrenztes, event-specific governance safeguard, ereignisbezogenes Schutzrecht darstellt, der does not grant the Seller any ongoing Verkauferin keine fortlaufenden Kontroll- oder control or veto rights over the company, Vetorechte uber die Gesellschaft einraumt, die does not restrict the Purchaser's ability laufende Leitung und Steuerung der to direct the relevant activities of the Gesellschaft durch die Kauferin nicht company on an ongoing basis, and shall einschradnkt und die Konsolidierung der not affect the consolidation of the Gesellschaft im Konzern der Kaéuferin nicht company within the Purchaser's group. beeintrachtigt The purchase option shall only lapse if Die Ruckkaufsoption entfallt nur, wenn die Verkauferin the Seller voluntarily disposes of its ihre Geschaftsanteile freiwillig shares. Intra-group transfers within the veraufert. Purchaser's group and capital measures Konzerninterne Ubertragungen innerhalb der that do not dilute the Seller's Kaufergruppe sowie Kapitalmaf&nahmen ohne shareholding shall the not trigger Verwasserung der Beteiligungsquote der purchase option. Verkauferin I6sen die Riickkaufsoption nicht aus. Vill. Non-competition Clause Vill. Wettbewerbsverbot Both the Seller and Mr. Matthias Bauer Sowohl die Verkduferin als auch Herr Matthias personally and his affiliated companies, Bauer persGnlich sowie die mit ihm in his capacity as the sole shareholder of verbundenen Unternehmen (in seiner the Seller and persons affiliated with Eigenschaft als Alleingesellschafter der them irrevocably undertake as part of Verkauferin) sowie mit ihm verbundene the consideration for the purchase price, Personen, verpflichten sich unwiderruflich als that for the duration of their Teil der Gegenleistung fur den Kaufpreis, participation in the Company and for a wahrend der Dauer ihrer Beteiligung an der period of one (1) year following their Gesellschaft sowie fiir einen Zeitraum von departure as shareholders of the einem (1) Jahr nach ihrem Ausscheiden als Company not to compete directly or Gesellschafter der Gesellschaft weder direkt indirectly with the company's business noch indirekt mit dem Geschaft der in the following business divisions: Gesellschaft in den folgenden Geschdaftsbereichen in Wettbewerb zu treten: (a) Prazisionsblechbearbeitung (a) Precision sheet metal fabrication (b) Umformtechnik (b) Forming technology (c) Baugruppenmontage (c) Assembly of components Seite 19 von 25

Employment at, establishment or takeover of, or significant participation in, a competitor company that has the industry characteristics of the three (3) business areas above of the company is excluded for the duration of their participation in the Company and for a period of one (1) year following their departure as shareholders of the Company. This also applies to a major supplier or major customer of the company's business or an advisory activity for a company that has the industry characterstics of the company' three (3) business areas. Furthermore, for the duration of their participation in the Company and for a period of one (1) year following their departure as shareholders of the Company, the aforementioned parties undertake not to solicit, or attempt to solicit, any employees of the Company or persons who, at the time of the closing of this Agreement, are in a permanent freelance relationship with the Company, nor to induce them to resign from or terminate their employment or service relationship for the purpose of hiring or engaging them for their own purposes or for third parties. Notwithstanding the foregoing, the non- competition restrictions shall not prohibit (i) the holding or acquisition of shares or other securities in the Purchaser or any of its affiliates; (ii) any employment, office, consulting or other engagement with the Purchaser or any of its affiliates; and (iii) any investment or participation in other businesses, provided that the Purchaser's prior written consent is obtained in cases of potential competition (such consent not to be Die Anstellung bei, die Grundung oder Ubernahme von oder eine wesentliche Beteiligung an einem Wettbewerbsunternehmen, welches die Branchenmerkmale der oben genannten drei (3) Geschaftsbereiche der Gesellschaft aufweist, ist wahrend der Dauer ihrer Beteiligung an der Gesellschaft sowie fur einen Zeitraum von einem (1) Jahr nach ihrem Ausscheiden als Gesellschafter der Gesellschaft ausgeschlossen. Dies gilt auch fiir einen Hauptlieferanten oder Hauptkunden des Geschaftsbetriebs der Gesellschaft oder eine beratende Tatigkeit fur ein Unternehmen, welches die Branchenmerkmale der drei (3) Geschaftsbereiche der Gesellschaft aufweist. Dariiber hinaus verpflichten sich die vorgenannten Parteien wahrend der Dauer ihrer Beteiligung an der Gesellschaft sowie fur einen Zeitraum von einem (1) Jahr nach ihrem Ausscheiden als Gesellschafter der Gesellschaft, keine Mitarbeiter der Gesellschaft oder Personen, die zum Zeitpunkt des Vollzugs dieses Vertrages in einem festen freien Mitarbeiterverhaltnis zur Gesellschaft stehen, abzuwerben oder dies zu versuchen, oder sie zur Kundigung oder Beendigung ihres Arbeits- bzw. Dienstverhaltnisses zu bewegen, um sie fiir eigene Zwecke oder fur Dritte einzustellen oder zu beauftragen. Das Wettbewerbsverbot steht nicht entgegen (i) dem Erwerb, Halten oder der Verauferung von Aktien oder sonstigen Wertpapieren der Kauferin oder ihrer verbundenen Unternehmen, (ii) einer Tatigkeit fur die Kauferin oder deren verbundene Unternehmen sowie (iii) Beteiligungen an anderen Unternehmen, sofern in wettbewerbsrelevanten Fallen zuvor die schriftliche Zustimmung der Kauferin eingeholt wird; diese darf nicht unbillig verweigert oder verzogert werden. Gemeinsame Erwerbe oder Co-investments Seite 20 von 25 unreasonably withheld or delayed). mit der Kaduferin oder deren verbundenen Joint acquisitions or co-investments Unternehmen sind stets zulassig. with the Purchaser or its affiliates shall always be permitted. Seite 21 von 25

IX. Consent LeMALe Beteiligungs-GmbH hereby sells and assigns to Highway Holdings Limited a shareholding representing fifty-one percent (51%) of the shares in Regent Feinbau Vill. Zustimmung Die LeMALe Beteiligungs-GmbH verkauft und tritt hiermit an die Highway Holdings Limited einen Gesch€aftsanteil an der Regent Feinbau Adermann GmbH in Hohe von einundftnfzig Prozent (51%) des Stammkapitals mit einem Adermann GmbH with an aggregate Gesamtnennbetrag von EUR 12.750,00 ab, nominal value of EUR 12,750.00, share Grids AA Me 2 The transfer and assignment of the Die Ubertragung und Abtretung desVe shares shall become effective only upon (i) receipt of the full purchase price on the Seller's designated bank account and (ii) written confirmation by the Seller that the share transfer has been initiated in accordance with this Agreement. Geschéaftsanteils werden erst wirksam, wenn (i) der Kaufpreis vollstandig auf dem von der Verkauferin benannten Bankkonto eingegangen ist und (ii) die Verkauferin dem beurkundenden Notar schriftlich bestatigt hat, dass der Vollzug der Anteilsubertragung gemaf dieser Urkunde eingeleitet wurde. Seite 22 von 25

X. List of shareholders, notification

The notary will submit an up-to-date list of shareholders to the registry court immediately after the transfer becomes effective, § 40 para. 2 sentence 1 GmbHG and forward it to the company. The parties to the contract have been informed of the possible consequences of an incorrect list, in particular the invalidity of shareholder actions by the acquirer if the list of shareholders has not yet been entered in the commercial register (§ 16 Para. 1 S. 1 GmbHG) and the risk of acquisition in good faith (§ 16 Para. 3 GmbHG).

The contracting parties undertake to inform the notary of any changes in the shareholder structure.

XI. Notes

The notary draws the parties' attention in particular to the following:

1. Until the transfer is registered, only the transferor is authorized as a shareholder vis-à-vis the company. The transferee must recognize the legal acts performed by the company vis-à-vis the transferor or by the transferor vis-à-vis the company with regard to the company relationship prior to the registration.

IX. Gesellschafterliste, Anzeige

Der beurkundende Notar wird unverzüglich nach Wirksamwerden der Anteilsübertragung eine aktualisierte Gesellschafterliste gemäß § 40 Abs. 2 Satz 1 GmbHG beim zuständigen Registergericht einreichen und eine Abschrift hiervon der Gesellschaft übermitteln.
Die Vertragsparteien wurden vom Notar über die möglichen Folgen einer unrichtigen oder noch nicht im Handelsregister aufgenommenen Gesellschafterliste belehrt, insbesondere über die Unwirksamkeit von Gesellschafterrechten des Erwerbers, solange die Gesellschafterliste nicht in das Handelsregister aufgenommen ist (§ 16 Abs. 1 Satz 1 GmbHG), sowie über das Risiko eines gutgläubigen Erwerbs (§ 16 Abs. 3 GmbHG).

Die Vertragsparteien verpflichten sich, dem Notar jede Änderung in der Gesellschafterstruktur unverzüglich mitzuteilen.

X. Hinweise des Notars

Der beurkundende Notar weist die Vertragsparteien insbesondere auf Folgendes hin:

1. Bis zur Aufnahme der Anteilsübertragung in die Gesellschafterliste und deren Einreichung beim Handelsregister gilt im Verhältnis zur Gesellschaft ausschließlich der Veräußerer als Gesellschafter. Der Erwerber hat die vor diesem Zeitpunkt vorgenommenen Rechtshandlungen der Gesellschaft gegenüber dem Veräußerer sowie des Veräußerers gegenüber der Gesellschaft im gesellschaftsrechtlichen Verhältnis gegen sich gelten zu lassen.

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2, The transferor and transferee may be liable under 5 16 (3), § 22 and 5 24 GmbHG for outstanding contributions or payments on assigned shares and on the remaining shares irrespective of what has been agreed here. 3. All agreements must be correctly and completely notarized in accordance with § 15 GmbHG. Agreements that have not been notarized and incorrect information may result in the invalidity of the entire agreement. The contracting parties hereby declare that this document correctly and completely reflects their agreements. XIl. Final provisions Additions or amendments. to this Agreement shall require notarization to the extent required by law. Any amendments not subject to notarization shall be made in text form. This shall also apply to a waiver of the respective form requirement. Should any provision of this Agreement be or become invalid or unenforceable in whole or in part, the validity of the remaining provisions shall not be affected. The parties shall replace such invalid or unenforceable provision with a valid provision that comes as close as possible to the economic intent of the invalid or unenforceable provision. 2. Verduferer und Erwerber kénnen unabhangig von den in dieser Urkunde getroffenen Vereinbarungen gemaf& 5§ 16 Abs. 3, 22 und 24 GmbHG fur ausstehende Einlagen oder sonstige auf die Ubertragenen Geschaftsanteile sowie auf verbleibende Geschaftsanteile entfallende Leistungen haften. 3. Samtliche Vereinbarungen im Zusammenhang mit der Ubertragung von Geschfaftsanteilen bedurfen gemaR § 15 GmbHG der notariellen Beurkundung. Nicht beurkundete Vereinbarungen oder unrichtige Angaben k6nnen zur Unwirksamkeit des gesamten Rechtsgeschafts fuhren. Die Vertragsparteien erklaren, dass diese Urkunde ihre Vereinbarungen vollstandig und zutreffend wiedergibt. XI. Schlussbestimmungen Anderungen oder Erganzungen dieser Urkunde bedurfen der notariellen Beurkundung, soweit dies gesetzlich vorgeschrieben ist. Im Ubrigen bedurfen Anderungen oder Ergdnzungen der Textform. Dies gilt auch fir einen Verzicht auf das jeweilige Formerfordernis. Sollten einzelne Bestimmungen dieser Urkunde ganz oder teilweise unwirksam oder undurchfuhrbar sein oder werden, bleibt die Wirksamkeit der Ubrigen Bestimmungen hiervon unberuhrt. Die Vertragsparteien verpflichten sich, die unwirksame oder undurchfihrbare Bestimmung durch eine wirksame Regelung zu ersetzen, die dem wirtschaftlichen Zweck der unwirksamen oder undurchfihrbaren Bestimmung mdglichst nahekommt. Seite 24 von 25

This Agreement shall be governed by and construed in accordance with the laws of the Federal Republic of Germany. The exclusive place of jurisdiction for all disputes arising out of or in connection with this Agreement shall be the registered office of the company. Xlill. Costs The costs of this deed and its execution shall be borne 50:50 equally between the Purchaser and the Seller. Any purchase taxes shall be borne by the purchaser. IX. End The English version was not read aloud, which was neither necessary nor desired; it serves only for translation purposes. The use of an interpreter was also neither desired nor necessary. This document was read aloud to the person appearing in his aforementioned capacities in German, approved by him, and signed by him as follows: Diese Urkunde unterliegt dem Recht der Bundesrepublik Deutschland. AusschlieBlicher Gerichtsstand fur alle Streitigkeiten aus oder im Zusammenhang mit dieser Urkunde ist der Sitz der Gesellschaft. Xill. Kosten Die Kosten dieser Urkunde sowie ihres Volizugs tragen die Vertragsparteien jeweils zur Halfte. Etwaige Erwerbssteuern tragt die Kauferin. IV. Ende Die englische Fassung wurde nicht verlesen, was auch nicht erforderlich und nicht gewunscht war; diese dient lediglich zu Ubersetzungszwecken. Die Hinzuziehung eines Dolmetschers war ebenfalls nicht gewunscht und nicht erforderlich. Diese Urkunde wurde dem Erschienenen in seinen genannten Eigenschaften in deutscher Fassung vorgelesen, von ihm genehmigt und eigenhdndig wie folgt unterschrieben: CLBaur Seite 25 von 25